December 20, 2019

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Manitoba Securities Commission
Suite 500 – 400 St. Mary Avenue
Winnipeg, MB
R3C 4K5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS
B3J 3J9

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Saskatchewan Financial Services Commission
Suite 601, 1919 Saskatchewan Drive
Regina, Saskatchewan
S4P 4H2

Service NL
P.O. Box 8700
St. John's, NL
A1B 4J6

PEI Office of the Superintendent of Securities
Consumer, Corporate and Insurance Services Division
Department of Justice and Public Safety
P.O. Box 2000
Charlottetown, PE
C1A 7N8

New Brunswick Securities Commission
85 Charlotte Street, Suite 300
Saint John, NB
E2L 2J2

Dear Sirs / Mesdames

Re: SilverCrest Metals Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated December 20, 2019 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: Toronto Stock Exchange and New York Stock Exchange